Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Buzzfeed, Inc. (f/k/a 890 5th Avenue Partners Inc.) on Form S-8 of our report dated March 31, 2021 with respect to our audit of the financial statements of 890 5th Avenue Partners, Inc. (now known as Buzzfeed, Inc.) as of December 31, 2020 and for the period from September 9, 2020 (inception) through December 31, 2020 appearing in the Prospectus on Form S-1 filed on January 24, 2022. We were dismissed as auditors on December 8, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

February 7, 2022